UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35168

LINKEDIN CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	47-0912023
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

1000 West Maude Avenue

Sunnyvale, CA 94085

(650) 687-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Keith R. Dolliver
Vice President
LinkedIn Corporation
1000 West Maude Avenue

Sunnyvale, California 94085
(650) 687-3600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Class A Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, LinkedIn Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 19, 2016

LINKEDIN CORPORATION

	By:	/s/ Keith R. Dolliver
Keith R. Dolliver
Vice President